

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via U.S. Mail
Mr. Richard Elliot-Square
President and Chief Executive Officer
TagLikeMe Corp.
Third Floor, 7-8 Conduit Street
Mayfair, London W1S 2XF
United Kingdom

     Re: TagLikeMe Corp.
           Form 8-K
           Filed June 29, 2012
           File No. 0-52139

Dear Mr. Elliot-Square:

     We have completed our review of your filing, noting the information that you provided in a subsequent Form 8-K filed on August 31, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     If you have any questions, please direct them to Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3611.

                              Sincerely,

                              /s/ A.N. Parker

                              Anne Nguyen Parker
                              Branch Chief